SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                 March 31, 2006

Barbara Jacobs, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

      Re:   Euroweb International Corp.
            Schedule 14A filed January 11, 2006, as amended on February 27, 2006 File No. 0-12000

     Dear Ms. Jacobs:

      This firm represents Euroweb International Corp. ("Euroweb" or the "Company") in the above-referenced matter. On February 27, 2006, the Company filed an amended proxy statement in response to comments 1 through 8 and 12 of your comment letter dated January 24, 2006. Further, below please find our responses to comments 9 through 11 of your January 24, 2006 comment letter:

Exhibit B -- Consolidated Financial Statements of Euroweb International Corp.
----------------------------------------------------------------------------

      9. Revise to include your interim financial statements at and for the nine months ended September 30, 2005 and 2004.

            Response

            The  Company  has  amended  the  proxy  to  include  its   financial
            statements for the year ended December 31, 2005.

      10.   We note  that in  April  2005  you sold  Euroweb  Slovakia  for $2.7 million and appropriately classified the sale as discontinued operations in your Form 10-QSB for the quarter ended September 30, 2005. Considering that you included your audited financial statements in this preliminary proxy statement, all periods presented must be restated to reflect the sale of Euroweb Slovakia as discontinued operations. See Appendix C.IV of the Division of Corporation Finance Accounting and Disclosure Rules and Practices Training Manual. Please revise accordingly.

            Response

            The amended proxy presents all periods to reflect the sale of Euroweb Slovakia as discontinued operations.

Exhibit D -- Unaudited Pro Forma Condensed Consolidated Financial Statements

      11. In addition to the pro forma financial information, you should include unaudited financial statements for Euroweb Hungary and Euroweb Romania for the same periods as are required for the company. Please refer to Question H.6 of our July 2001 Third Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations for guidance regarding the financial statements that must be provided with respect to asset sale transactions. Note that the financial information presented should be current pursuant to Rule 310(g) of Regulation S-B.

            Response

      t 12 12 We have revised the proxy to provide unaudited financial statements for Euroweb Hungary and Euroweb Romania for the same periods required for the Company.

                                                 ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494.

                                                     Sincerely,

                                                     /s/Stephen Fleming

                                                     Stephen Fleming